United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March 2007

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

EXTRACT OF THE MINUTES OF BOARD OF DIRECTORS MEETING

Date, place and time:

March 21, 2007 at 03:00pm, in the Company's branch in the Company's branch located at Av. Brigadeiro Faria Lima 2.277 - 4th floor, in the City of São Paulo - SP.

Quorum:

Regularly invited, the following Board members attended de meeting: Carlos Alberto Vieira (Chairman), Haakon Lorentzen, Eliezer Batista da Silva, Luiz Aranha Corrêa do Lago, Ernane Galvêas, Roberto Ruhman, Raul Calfat, Álvaro Luis Veloso, Nelson Koichi Shimada and Sandra Meira Starling. José Luiz Braga, General Counsel, acted as Secretary.

Deliberations Summary:

1. Interest on Shareholders Equity

Pursuant to Section 27, paragraph 2, of the By-laws of ARACRUZ CELULOSE S.A., the Board of Directors approved the declaration and payment of Interest on Shareholders Equity by the Company, based on the profit of the fiscal year 2007 or accumulated profits and profit reserves, or profits accounted before the Interest deduction, pursuant to the limits set forth in article 9 of Law 9.249/95. The Interest on Shareholders Equity shall be declared and paid on the dates, amounts and conditions as shall be determined by the Company's Executive Board and may be attributed to the minimum compulsory dividend relating to the fiscal year 2007. Pursuant to the approval set forth herein, the Executive Board is fully authorized to perform any and every act deemed necessary to implement this decision.

Closing:

The resolutions were taken by unanimous approval from the attending Board members. Since there was no further business, the Meeting was closed with the drawing up of these Minutes that are signed by those present. São Paulo, March 21, 2007. (Signatures) Carlos Alberto Vieira - Chairman; José Luiz Braga - Secretary; Haakon Lorentzen, Eliezer Batista da Silva, Luiz Aranha Corrêa do Lago, Ernane Galvêas, Roberto Ruhman, Raul Calfat, Álvaro Luis Veloso, Nelson Koichi Shimada and Sandra Meira Starling.

This copy conforms with the original. Extracted from the proper corporate book.

José Luiz Braga Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March, 2007

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer